Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward Looking Statements

Certain matters discussed in this “Operating and Financial Review and Prospects” are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014 in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

We undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed herein might not occur.

Overview

We generated revenue of $75.3 million and $84.5 million for the six months ended June 30, 2014 and 2015, respectively, and revenue of $135.4 million and $157.5 million for the years ended December 31, 2013 and 2014, respectively. We generate our revenue from a variety of regions in varying proportions, having recorded 33.1%, 24.6%, 16.8%, 14.2% and 11.3% of our revenue for the six months ended June 30, 2015 from North America, the United Kingdom, Israel, the rest of Europe and the Asia Pacific regions, respectively. We generated net income attributable to Sapiens' shareholders of $6.1 million and $8.8 million for the six months ended June 30, 2014 and 2015, respectively, and $11.6 million and $14.5 million for the years ended December 31, 2013 and 2014, respectively.

Key Business Metrics

We use certain key financial metrics to evaluate and manage our business and that we believe are useful for investors, including select GAAP and non-GAAP metrics. These metrics include certain non-GAAP financial data and operating cash flow.

Non-GAAP Financial Data

	For the six months ended June 30,
	2014	2015
	(unaudited)	(unaudited)
	(U.S. dollars in thousands, except per share data)
Non-GAAP Revenues	$75,279	$84,450
Non-GAAP Gross profit	30,323	36,246
Non-GAAP Operating profit	7,653	12,229
Non-GAAP Net income attributable to Sapiens' shareholders	6,976	9,957
Non-GAAP Basic earnings per share	0.15	0.21
Non-GAAP Diluted earnings per share	0.14	0.20

We believe that the non-GAAP measures of our financial results set forth above, consisting of non-GAAP revenues, non-GAAP gross profit, non-GAAP operating profit, non-GAAP net income attributable to our shareholders and non-GAAP basic and diluted earnings per share, provide useful information to our management and to investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to our Board of Directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those used by other software companies, many of which present similar non-GAAP financial measures to investors.

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in conjunction with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures, which is set forth below, and not to rely on any single financial measure to evaluate our business.

Reconciliation of GAAP to Non-GAAP Results

(U.S. dollars in thousands, except per share amounts)

	For the six months ended
	June 30, 2014	June 30, 2015
	(unaudited)	(unaudited)

GAAP and Non-GAAP revenues	75,279	84,450

GAAP gross profit	27,375	33,487
Amortization of capitalized software	2,506	2,350
Amortization of other intangible assets	442	409
Non-GAAP gross profit	30,323	36,246

GAAP operating income	6,557	10,976
Gross profit adjustment	2,948	2,759
Capitalization of software development	(3,087)	(2,865)
Amortization of other intangible assets	676	720
Compensation related to acquisition	-	71
Stock-based compensation	559	568
Non-GAAP operating income	7,653	12,229

GAAP net income attributable to Sapiens shareholders	6,127	8,769
Operating income adjustments	1,096	1,253
Adjustment to redeemable non-controlling interest	-	96
Other	(247)	(161)
Non-GAAP net income attributable to Sapiens shareholders	6,976	9,957

Non-GAAP basic earnings per share	0.15	0.21
Non-GAAP diluted earnings per share	0.14	0.20

Weighted average number of shares used to computation of earnings per share:
Basic	46,797	47,809
Diluted	48,362	49,098

Operating Cash Flows

We monitor our cash flows from operating activities, or operating cash flows, as a key measure of our overall business performance, enabling us to analyze our financial performance without the effects of certain non-cash items such as depreciation and amortization and stock-based compensation expenses. Additionally, operating cash flows takes into account the impact of changes in deferred revenue, which reflects the receipt of cash payment for products and services before they are recognized as revenue. Our operating cash flows are significantly impacted by changes in deferred revenue and collections of accounts receivable. As a result, our operating cash flows may fluctuate significantly on a quarterly basis.

Our operating cash flows were $11.9 million and $22.2 million for the six months ended June 30, 2014 and 2015, respectively. The increase in operating cash flows during the six months ended June 30, 2015 relative to the corresponding period of the prior year was largely due to an increase in net income of $2.7 million, from $6.2 million to $8.9 million, which was due to the factors described further below. The increase in cash flows was furthermore attributable to a decrease of $2.0 million in accounts receivable during the six months ended June 30, 2015, as compared to an increase of $1.8 million in accounts receivable during the corresponding period of the prior year, which in the aggregate contributed $3.8 million to the increase in operating cash flow during the first half of 2015. Another contributing factor was an increase in trade payables during the first half of 2015 relative to the corresponding period of the prior year, from a decrease of $2.0 million to an increase of $1.3 million, thereby contributing an aggregate of $3.3 million towards the increase of operating cash flows in the first half of 2015. For a further discussion of our operating cash flows, see “Liquidity and Capital Resources—Cash Flows from Operating Activities.”

Results of Operations

The following tables set forth certain data from our results of operations for the six-month periods ended June 30, 2014 and 2015, as well as such data as a percentage of our revenues for those periods. The data has been derived from the unaudited condensed consolidated financial statements appended to our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission, or SEC, to which this “Operating and Financial Review and Prospects” is also appended as an exhibit. In the opinion of our management, those unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations for the interim periods presented. The operating results for any period should not be considered indicative of results for the year ending December 31, 2015 or for any other future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in our annual report on Form 20-F filed with the SEC on March 30, 2015.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)
	Six months ended June 30,
	2014	2015
Revenues	$75,279	$84,450
Cost of revenues	47,904	50,963
Gross profit	27,375	33,487

Operating expenses:
Research and development, net	5,744	5,006
Selling, marketing, general and administrative	15,074	17,505
Total operating expenses	20,818	22,511

Operating income	6,557	10,976
Financial expenses (income), net	(57)	344

Income before taxes on income	6,614	10,632
Taxes on income	462	1,728

Net income	6,152	8,904

Attributed to non-controlling interests	25	52
Attributed to redeemable non-controlling interest	-	(13)
Adjustment to redeemable non-controlling interest	-	96

Net income attributable to Sapiens' shareholders	$6,127	$8,769

Statement of Income Data as a Percentage of Revenues
	Six months ended June 30,
	2014	2015
Revenues	100%	100%
Cost of revenues	63.6%	60.3%
Gross profit	36.4%	39.7%
Operating expenses:
Research and development, net	7.6%	5.9%
Selling, marketing, general and administrative	20.1%	20.8%
Total operating expenses	27.7%	26.7%
Operating income	8.7%	13.0%
Financial income, net	(0.1)%	0.4%
Income before taxes on income	8.8%	12.6%
Taxes on income	0.6%	2.1%
Net income	8.2%	10.5%
Attributed to non-controlling interests	0.1%	0.1%
Attributed to redeemable non-controlling interest	-	(0.1)%
Adjustment to redeemable non-controlling interest	-	0.1%
Net income attributable to Sapiens' shareholders	8.1%	10.4%

Comparison of the six months ended June 30, 2014 and 2015

Revenues

Please refer to Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” in our annual report on Form 20-F for the year ended December 31, 2014 for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $9.2 million, or 12.2%, to $84.5 million for the six months ended June 30, 2015 from $75.3 million for the corresponding period of 2014.

A breakdown of our overall revenues into license and services revenues for the six months ended June 30, 2014 and 2015, the percentage those respective categories of revenues constituted out of our total revenues in those periods, and the percentage change for each such category of revenues from the six months ended June 30, 2014 to the six months ended June 30, 2015, are provided in the below table:

	Six months ended June 30, 2014		Period-over-	Six months ended June 30, 2015
($ in thousands)	Revenues	Percentage	period change	Revenues	Percentage
Revenue category
License	$7,890	10.5%	(25.6)%	$5,872	7.0%
Services	67,389	89.5%	16.6%	78,578	93.0%
Total	$75,279	100%	12.2%	$84,450	100%

License revenues are primarily comprised of revenues that we realize from a perpetual license as part of an overall solution that we offer to our customers. License revenues in the first six months of 2015 decreased by $2.0 million, or 25.6% to $5.9 million, which was attributable to a delay in the signing, and hence commencement, of certain new projects that were included in our pipeline for the first six months of 2015.

Service revenues are comprised of implementation services related to our solutions and post-implementation services such as ongoing support and maintenance, and professional services. Revenues from services in the first six months of 2015 increased by $11.2 million, or 16.6%, to $78.6 million, which was attributable to extensions of existing implementation projects, additional professional services provided to existing customers.

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the six months ended June 30, 2014 and 2015, respectively, as well as the percentage change between such periods, were as follows:

	Six months ended			Six months ended
	June 30, 2014		Period-over-	June 30, 2015
($ in thousands)	Revenues	Percentage	period change	Revenues	Percentage
Geographical region
North America*	$22,622	30.1%	23.7%	$27,994	33.1%
United Kingdom	18,632	24.7%	11.5%	20,776	24.6%
Israel	14,686	19.5%	(3.2)%	14,213	16.8%
Rest of Europe	13,269	17.6%	(10.3)%	11,907	14.2%
Asia Pacific	6,070	8.1%	57.5%	9,560	11.3%

Total	$75,279	100%	12.2%	$84,450	100%

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $0.3 million and $0.2 million of revenues generated in Canada in the six month periods ended June 30, 2014 and 2015, respectively.

Our revenues in North America increased by $5.4 million, or 23.7%, to $28.0 million for the six months ended June 30, 2015 from $22.6 million for the six months ended June 30, 2014, primarily due to increase of $5.0 million in services revenues related to our various products as well as an increase of $0.4 million in license revenues.

Our revenues in the United Kingdom increased by $2.1 million, or 11.5%, to $20.8 million in the six months ended June 30, 2015 from $18.6 million in the six months ended June 30, 2014. The increase was attributable to an increase of $2.7 million in services revenues related to our various products partially offset by a decrease of $0.6 million in license revenues.

Our revenues in Israel decreased by $0.5 million, or 3.2%, to $14.2 million in the six months ended June 30, 2015 from $14.7 million in the six months ended June 30, 2014. The decrease was attributable to a decrease of $1.8 million in licenses revenues, offset, in part, by an increase of $1.3 million in services revenues related to our various products.

Our revenues in the Rest of Europe decreased by $1.4 million, or 10.3%, to $11.9 million in the six months ended June 30, 2015 from $13.3 million in the six months ended June 30, 2014. The decrease was attributable to a decrease of $1.0 million in services revenues related to our various products and a decrease of $0.4 million in license revenues.

Our revenues in Asia Pacific, or APAC, increased by $3.5 million, or 57.5%, to $9.6 million in the six months ended June 30, 2015 from $6.1 million in the six months ended June 30, 2014. The increase was attributable to an increase of $3.1 million in services revenues related to our various products and an increase of $0.4 million in license revenues.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2014 and 2015, respectively, as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Six months ended June 30, 2014	Period-over- period change	Six months ended June 30, 2015
Cost of revenues	$47,904	6.4%	$50,963

Our cost of revenues as a percentage of the revenues during the six months ended June 30, 2014 and 2015, respectively, is provided in the below table:

	Six months ended June 30,
	2014	2015
Cost of revenues as a percentage of revenues	63.6%	60.3%

Our cost of revenues increased by $3.1 million, or 6.4%, to $51.0 million for the six months ended June 30, 2015, as compared to $47.9 million for the corresponding period of 2014. On the other end, cost of revenues decreased as a percentage of our revenues during the six months ended June 30, 2015, to 60.3%, as compared to 63.6% during the corresponding period of 2014. The increase in absolute cost of revenues was related to the increase in revenues during the six months ended June 30, 2015 relative to the corresponding period of 2014, while the decrease in the cost of revenues as a percentage of our revenues during the six months ended June 30, 2015 was primarily attributable to our efficiency program that we initiated at the end of 2014, which included, amongst others, hiring of employees in replacement of subcontractors, as well as, recruitment of offshore employees who bore a lower cost to us. In addition, the erosion in the value of the New Israeli Shekel relative to the U.S. dollar reduced our cost of revenues as recorded in U.S. dollars.

Gross profit

Our gross profit for the six months period ended June 30, 2014 and 2015, respectively, as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Six months ended June 30, 2014	Period-over- period change	Six months ended June 30, 2015
Gross profit	$27,375	22.3%	$33,487

Our gross profit as a percentage of the revenues during the six months ended June 30, 2014 and 2015, respectively, is provided in the below table:

	Six months ended June 30,
	2014	2015
Gross profit as a percentage of revenues	36.4%	39.7%

Our gross profit increased by $6.1 million, or 22.3%, to $33.5 million for the six months ended June 30, 2015, as compared to $27.4 million for the corresponding period of 2014. This increase was primarily attributable to the absolute increase in our revenues by $9.2 million for the six months ended June 30, 2015 compared to the corresponding period of 2014. The increase in gross profit as a percentage of revenues for the six months ended June 30, 2015 was due to the factors described above with respect to the decrease in our cost of revenues as a percentage of revenues.

Operating expenses

The amount of each category of operating expense for the six months ended June 30, 2014 and 2015, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Six months ended June 30, 2014	Period-over- period change	Six months ended June 30, 2015
Research and development, net	$5,744	(12.8)%	$5,006
Selling, marketing, general and administrative	15,074	16.1%	17,505
Total operating expenses	$20,818	8.1%	$22,511
Percentage of total revenues	27.7%		26.7%

Research and development expenses, net decreased by 12.8% for the six months ended June 30, 2015 compared to the corresponding period in 2014. Such decrease was primarily attributable to erosion in the value of the New Israeli Shekel relative to the U.S. dollar, which reduced our research and development expenses (consisting primarily of salaries of research and development employees) as recorded in U.S. dollars, as a majority of our research and development employees are based in Israel. This decrease was also attributable to a shift in the utilization of our research and development employees for project delivery activities to support the growing demand for our products and services in the six months ended June 30, 2015. Our gross research and development expenses for the six months ended June 30, 2015 totaled $7.9 million compared to $8.8 million in the same period of 2014. Such decrease of 10.9% was attributable to the same factors related to the decrease in our net research and development expenses. Capitalization of software development costs accounted for $2.9 million of our research and development expenses net for the six months ended June 30, 2015 compared to $3.1 million in the corresponding period of 2014, constituting a non-material change from one such period to the other.

Selling, marketing, general and administrative, or SMG&A, expenses were $17.5 million for the six months ended June 30, 2015 compared to $15.1 in the corresponding period of 2014. The increase was attributable to our increasing investment in our sales and marketing organizations team and our increased marketing expenses to support our brands and increase sales opportunities. As a percentage of total revenues, our SMG&A increased from 20.0% in the six months ended June 30, 2014 to 20.7% for the six months ended June 30, 2015, constituting a non-material change from one such period to the other.

Operating income

Operating income and operating income as a percentage of total revenues for the six months ended June 30, 2014 and 2015, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Six months ended June 30, 2014	Period-over- period change	Six months ended June 30, 2015
Operating income	$6.6	67.4%	$11.0
Percentage of total revenues	8.7%		13.0%

The increase in our operating income during the six months ended June 30, 2015 relative to the corresponding period of 2014, both as an absolute amount and as a percentage of our revenues, as reflected in the above table, was attributable to the various gross profit and operating expenses trends described above.

Financial income (expenses), net

The amount of our financial income, net, for the six months ended June 30, 2014 and 2015, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Six months ended June 30, 2014	Period-over- period change	Six months ended June 30, 2015
Financial income (expenses), net	$57	(703.5)%	$(344)
Percentage of total revenues	0.1%		(0.4)%

Financial expenses, net, were $0.3 million for the six months ended June 30, 2015 compared to financial income of $0.1 million in the corresponding period in 2014. This change was primarily due to the effects of changes in currency exchange rates, as partially offset by an increase in our interest income from our investments in marketable securities.

We engage in economic hedging in order to help protect against fluctuation in foreign currency exchange rates. Instruments that we use to manage currency exchange risks may include foreign currency forward contracts. The purpose of our foreign currency hedging activities is to protect our company from the risk that the eventual dollar cash flows from our international activities will be adversely affected by changes in the exchange rates. These instruments are used selectively to manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use these instruments for speculative or trading purposes.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the six months ended June 30, 2014 and 2015, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Six months ended June 30, 2014	Period-over- period change	Six months ended June 30, 2015
Taxes on income	$462	274.0%	$1,728
As a percentage of income before taxes on income	7.0%		16.3%

The increase in our expense from taxes on income was primarily attributable to an increase in our taxable income in Israel, the United States, APAC and other jurisdictions in which we operate. In addition, during the six months ended June 30, 2014, we had in place a valuation allowance on one of our subsidiaries' accumulated tax losses. By the end of 2014, we initially created a deferred tax asset in respect of those losses, which we then utilized during the six months ended June 30, 2015.

Our provision for taxes on income relates to operations in jurisdictions other than Curaçao. Our effective income tax rate varies from period to period as a result of the various jurisdictions in which we operate, as each jurisdiction has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We do not recognize certain of the deferred tax assets relating to the net operating losses of certain of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the six months ended June 30, 2014 and 2015, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Six months ended June 2014	period-over- period change	Six months ended June 2015
Net income attributable to Sapiens shareholders	$6,127	43.1%	$8,769
Percentage of total revenues	8.1%		10.4%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 8.1% in the six months ended June 30, 2014 to 10.4% for the six months ended June 30, 2015, reflecting the cumulative effect of all of the above described line items from our statements of income.

Liquidity and Capital Resources

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations.

Cash flows provided by operations were $11.9 million and $22.2 million during the six months ended June 30, 2014 and 2015, respectively. We had capital expenditures of $1.2 million during each of the six month periods ended June 30, 2014 and 2015. Our capital expenditures primarily consisted of payments for purchases of computer hardware, software and leasehold improvements during each such period. During the six months ended June 30, 2015, we declared a dividend in an amount of approximately $7.2 million, of which $6.5 million was paid during such period and the remainder was paid after such period. As of December 31, 2014 and June 30, 2015, we had $80.5 million and $89.8 million of cash, cash equivalents and investments in marketable securities, respectively, and working capital of $44.8 million and $41.1 million, respectively.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. As such, we believe that our existing cash and cash equivalents and sources of liquidity will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

The following summary of cash flows for the periods indicated has been derived from our unaudited, consolidated financial statements appended to our report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2015, to which this “Operating and Financial Review and Prospects” is appended:

	Six months ended June 30,
	2014	2015
	(in thousands)
Net cash provided by operating activities	$11,948	$22,155
Net cash used in investing activities	(38,556)	(13,031)
Net cash provided by (used in) financing activities	1,305	(5,985)

Cash Flows from Operating Activities

We recorded positive cash flows from operating activities of $11.9 million and $22.2 million during the six months ended June 30, 2014 and 2015, respectively. This increase in cash flows provided by operating activities for the six months ended June 30, 2015 relative to the corresponding period of 2014 resulted primarily from an increase in net income of $2.7 million, from $6.2 million to $8.9 million, which was due to the factors described above. The increase in cash flows from operating activities was furthermore attributable to a decrease of $2.0 million in accounts receivable during the six months ended June 30, 2015, as compared to an increase of $1.8 million in accounts receivable during the corresponding period of the prior year, which in the aggregate contributed $3.8 million to the increase of operating cash flow during the first half of 2015. Another contributing factor was an increase in trade payables during the first half of 2015 relative to the corresponding period of the prior year, from a decrease of $2.0 million to an increase of $1.3 million, thereby contributing an aggregate of $3.3 million towards the increase of operating cash flows in the first half of 2015.

Cash Flows from Investing Activities

Our investing activities consist of purchase of marketable securities, capitalized software development as well as capital expenditures to purchase property and equipment, payments for business acquisitions and changes in our restricted cash.

Cash used in investing activities decreased to $13.0 million for the six months ended June 30, 2015 compared to $38.6 million in the corresponding period ended June 30, 2014, primarily due to a decrease in purchases of marketable securities (net of sales of marketable securities) in the six months ended June 30, 2015 to $6.5 million, compared to $34.8 million in the corresponding period of 2014. This decrease in cash use for investing activities was offset, in part, by an increase in use of cash, in an amount of $1.7 million, for the acquisition of businesses during the six months ended June 30, 2015 compared to $0 million in the corresponding period of 2014. An additional offsetting factor to the decrease in cash used for investing activities was an increase, by $1.7 million, in restricted cash balances during the six months ended June 30, 2015, compared to a decrease, by $0.5 million, in restricted cash balances during the corresponding period in 2014, causing an aggregate $2.2 million increase in use of cash for investing activities during the six months ended June 30, 2015.

Cash Flows from Financing Activities

Our financing activities used $6.0 million of cash during the six months ended June 30, 2015, as compared to providing $1.3 million of cash in the corresponding period of 2014. Cash use in the six months ended June 30, 2015 was primarily attributable to a cash dividend in a total amount of approximately $7.2 million, of which $6.5 million was paid during such six month period. The increase in cash use for financing activities during the six months ended June 30, 2015 was partially offset by $0.5 million of cash provided by stock option exercises during that period of time. Cash provided by financing activities during the six months ended June 30, 2014 consisted entirely of $1.3 million of cash provided by the exercise of stock options.

Application of Critical Accounting Policies and Estimates

Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. Accounting policies, methods and estimates are an integral part of the preparation of consolidated financial statements in accordance with U.S. GAAP and, in part, are based upon management’s current judgments. Those judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ markedly from management’s current judgments. While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements, areas that are particularly significant include:

•	Revenue Recognition
•	Business Combination
•	Goodwill, long lived assets and other identifiable intangible assets
•	Taxes on Income

There were no significant changes in our critical accounting policies and estimates during the six month period ended June 30, 2015. Please refer to Item 5. “Operating and Financial Review and Prospects– Critical Accounting Policies and Estimates” contained in our annual report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 30, 2015, for a more complete discussion of our critical accounting policies and estimates.

Contractual Obligations

Our primary contractual obligations are from operating leases for office space. We also have an obligation for accrued severance pay, mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.